As filed with the Securities and Exchange Commission on January 8, 2014
Securities Act File No. 333-180881
Investment Company Act File No. 811-22701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.
Post-Effective Amendment No. 6	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 7	☒

(Check appropriate box or boxes.)

ARDEN INVESTMENT SERIES TRUST
(Exact Name of Registrant as Specified in Charter)

375 Park Avenue, 32nd Floor
New York, NY 10152
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 751-5252

Henry P. Davis
Arden Asset Management LLC
375 Park Avenue
32nd Floor
New York, New York 10152
(Name and Address of Agent for Service)

Copy to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (File No. 333-180881) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 6 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 6 does not change the form of prospectus relating to the Registration Statement on Form N-1A previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 6 shall become effective upon filing with the SEC.

PART C
OTHER INFORMATION

ITEM 28.	Exhibits.

Exhibit
Number	Description

28(a)(1)	Certificate of Trust of Registrant is incorporated by reference to Exhibit 28(a)(1) of the Registrant’s Registration Statement on Form N-1A, File No. 333-180881, filed on April 23, 2012.

28(a)(2)	Declaration of Trust incorporated by reference to Exhibit 28(a)(2) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(a)(3)	Amended and Restated Declaration of Trust incorporated by reference to Exhibit 28(a)(3) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(a)(4)
Instrument adding series to Amended and Restated Agreement and Declaration of Trust incorporated by reference to Exhibit 28(a)(4) of Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A filed on March 18, 2013.

28(a)(5)	Instrument adding new classes incorporated by reference to Exhibit 28(a)(5) of Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on June 21, 2013.

28(b)	By-Laws of Registrant incorporated by reference to Exhibit 28(b) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(c)	Incorporated by reference to Declaration of Trust and Bylaws.

28(d)(1)	Investment Advisory Agreements incorporated by reference to Exhibit 28(d)(1) of Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A filed on June 28, 2013.

28(d)(2)	Form of Sub-Advisory Agreement incorporated by reference to Exhibit 28(d)(2) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(e)(1)
Form of Distribution Agreement between Registrant and Arden Securities LLC (the “Distributor”) incorporated by reference to Exhibit 28(e)(1) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(f)	Not applicable.

28(g)
Form of Custodian Agreement between Registrant and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 28(g) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(h)(1)
Form of Administration and Accounting Services Agreement between Registrant and JPMorgan Chase Bank, N.A. incorporated by reference to Exhibit 28(h)(1) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(h)(2)
Form of Transfer Agent Agreement between Registrant and U.S. Bancorp Fund Services, LLC incorporated by reference to Exhibit 28(h)(2) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(h)(3)
Expense Limitation Agreements between Registrant and the Adviser incorporated by reference to Exhibit 28(h)(3) of Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A filed on June 28, 2013.

28(h)(4)	Power of Attorney incorporated by reference to Exhibit 28(h)(4) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(i)(1)	Opinion and Consent of Schulte Roth & Zabel LLP incorporated by reference to Exhibit 28(i)(1) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(i)(2)
Opinion and Consent of Richards, Layton and Finger, P.A. incorporated by reference to Exhibit 28(i)(2) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(i)(3)
Opinion and consent of Kramer Levin Naftalis & Frankel LLP for new series incorporated by reference to Exhibit 28(i)(3) of Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on June 21, 2013.

28(i)(4)
Opinion and consent of Richards, Layton and Finger, P.A. for new series incorporated by reference to Exhibit 28(i)(4) of Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on June 21, 2013.

28(j)	Not applicable.

28(k)	Not applicable.

28(l)	Form of Initial Capital Agreement incorporated by reference to Exhibit 28(l) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(m)	Rule 12b-1 plan incorporated by reference to Exhibit 28(m) of Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on June 21, 2013.

28(n)	Rule 18f-3 plan incorporated by reference to Exhibit 28(n) of Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on June 21, 2013.

28(o)	Not applicable.

28(p)(1)	Code of Ethics of Registrant incorporated by reference to Exhibit 28(p)(1) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(p)(2)	Code of Ethics of the Adviser incorporated by reference to Exhibit 28(p)(2) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on October 26, 2012.

28(p)(3)	Codes of Ethics of the Sub-advisers are filed herewith.

ITEM 29.	Persons Controlled by or Under Common Control with Registrant.

Not applicable.

ITEM 30.	Indemnification.

Article VII of the Registrant’s Declaration of Trust provides for indemnification of officers and Trustees as follows:

Section 2.	Indemnification and Limitation of Liability.

The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, Investment Adviser or Principal Underwriter(s) of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and the Trust out of its assets shall indemnify and hold harmless each and every Trustee from and against any and all claims and demands whatsoever arising out of or related to each Trustee’s performance of his duties as a Trustee of the Trust to the fullest extent permitted by law; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee from or against any liability to the Trust or any Shareholder to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.

Section 3.	Trustee’s Good Faith Action; Expert Advice; No Bond or Surety.

The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee shall be liable to the Trust and to any Shareholder solely for his own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration, and shall be under no liability for any act or omission in accordance with such advice nor for failing to follow such advice. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

Section 4.	Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee or officer in connection with any claim, action, suit or proceeding in which he becomes involved by virtue of his capacity or former capacity with the Trust.

ITEM 31.	Business and Other Connections of Investment Adviser.

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director, officer, or partner of the Adviser, is or has been engaged within the last two fiscal years for his or her own account or in the capacity of director, employee, partner or trustee, is set forth in the Form ADV of the Adviser (File no. 801-61080), as filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2012 and is incorporated herein by this reference.

ITEM 32.	Principal Underwriters.

(a) The Distributor is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority. As of May 31, 2013, the Distributor acted as principal underwriter for the following investment companies: Arden Investment Series Trust, Arden Sage Multi-Strategy Fund, L.L.C., Arden Sage Multi-Strategy Institutional Fund, L.L.C., Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. and Arden Sage Triton Fund, L.L.C.

(b) The Distributor is a New York limited liability company located at Three Canal Plaza, Suite 100, Portland, Maine 04101. The following is a list of directors and executive officers of the Distributor, all of whom have as their principal business address Three Canal Plaza, Suite 100, Portland, Maine 04101 and none of whom serve as a director or officer of the Registrant.

Name	Position
Mark A. Fairbanks	President and Manager
Richard J. Berthy	Vice President, Treasurer and Manager
Jennifer E. Hoopes	Secretary
Nanette K. Chern	Vice President and Chief Compliance Officer
Lisa S. Clifford	Vice President and Managing Director of Compliance
Nishant Bhatnagar	Assistant Secretary

(c) Principal Underwriter Commission and Compensation Table does not apply because the Registrant does not pay any fees to the Principal Underwriter.

ITEM 33.	Location of Accounts and Records.

JPMorgan Chase Bank, N.A., the Trust’s Administrator, maintains certain required accounting related and financial books and records of the Registrant at One Beacon Street, Boston, Massachusetts 02108. The other required books and records are maintained by the Adviser at 375 Park Avenue, New York, NY 10152.

ITEM 34.	Management Services.

Not Applicable.

ITEM 35.	Undertakings.

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 2nd day of January, 2014.

Arden Investment Series Trust

By:	/s/ Henry P. Davis
Henry P. Davis
Trustee, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Henry P. Davis	Trustee, President and Chief Executive Officer	January 2, 2014
Henry P. Davis
/s/Charles S. Crow, III*	Trustee	January 2, 2014
Charles S. Crow, III
/s/ Richard B. Gross*	Trustee	January 2, 2014
Richard B. Gross
/s/ David C. Reed*	Trustee	January 2, 2014
David C. Reed
/s/ Andrew Katz*	Chief Financial Officer	January 2, 2014
Andrew Katz

* This registration statement has been signed by each of the persons so indicated by the undersigned as attorney in fact.
/s/ Henry P. Davis
Henry P. Davis, Attorney-in-Fact

INDEX TO EXHIBITS

28(p)(3)	Codes of Ethics of the Sub-advisers are filed herewith.